SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2011

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2009. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number	Page
1 2

Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the following matters:

a. Acceptance of the resignation of Mr. Albert F. del Rosario as a director of Philippine Long Distance Telephone Company (the “Company”), effective March 25, 2011;

b. Election of Ms. Ma. Lourdes C. Rausa-Chan as a director of the Company to hold office effective immediately and for the unexpired term of her predecessor in office, Mr. Albert F. del Rosario;

c. Cash dividend declaration on the Company’s Series EE and HH 10% Cumulative Convertible Preferred Stock; and

The transaction described in the Press Release captioned “PLDT to invest in Digitel”.

5 7

Exhibit 1

March 29, 2011

Philippine Stock Exchange

3/F Philippine Stock Exchange Plaza

Ayala Triangle, Ayala Avenue

Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 1

March 29, 2011

SECURITIES & EXCHANGE COMMISSION

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5
SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8553
Contact person	Contact Telephone No.

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,182,251 As of February 28, 2011	NA	NA
Total No. of Stockholders	Domestic	Foreign

------------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  29 March 2011

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

Exhibit 1

11. Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of Philippine Long Distance Telephone Company (respectively, the “Board” and the “Company”) held on March 29, 2011:

1.         The Board accepted the resignation of Mr. Albert F. del Rosario as a director of the Company, effective March 25, 2011. Mr. del Rosario was recently appointed as the Presidential Adviser for International Affairs and Acting Secretary of the Department of Foreign Affairs of the Republic of the Philippines.

The resignation of Mr. del Rosario is not expected to have any significant impact on the Company’s current or future operations, financial position or results of operation.

2.         The Board elected Ms. Ma. Lourdes C. Rausa-Chan as a director of the Company to hold office effective immediately and for the unexpired term of her predecessor in office, Mr. Albert F. del Rosario.

Ms. Rausa-Chan has been serving as Corporate Secretary, Corporate Affairs and Legal Services Head and Chief Governance Officer of the Company since November 1998, January 1999 and March 2008, respectively. She also serves as Corporate Secretary of PLDT Communications and Energy Ventures, Inc. and several subsidiaries of the Company. Prior to joining PLDT, she was the Group Vice President for Legal Affairs of Metro Pacific Corporation and the Corporate Secretary of some of its subsidiaries. Ms. Rausa-Chan obtained her Bachelor of Arts Degree in Political Science and Bachelor of Laws Degree from the University of the Philippines.

3.         The Board declared the following cash dividends out of the Company’s audited unrestricted retained earnings as at December 31, 2010, which are sufficient to cover the total amount of dividends declared:

a.      ₱1.00 per outstanding share of the Company’s Series EE 10% Cumulative Convertible Preferred Stock, for the annual period ending April 30, 2011, payable on May 31, 2011 to the holders of record on April 28, 2011.

b.      ₱1.00 per outstanding share of the Company’s Series HH 10% Cumulative Convertible Preferred Stock, for the annual period ending April 30, 2011, payable on May 31, 2011 to the holders of record on April 28, 2011.

Pursuant to the requirements of the Securities Regulation Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By: /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

March 29, 2011

Exhibit 2

March 29, 2011

The Philippine Stock Exchange

Disclosure Department

Tower One and Exchange Plaza

Ayala Triangle, Ayala Avenue

Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “PLDT to invest in Digitel”.

Respectfully yours,

/s/ Ma Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 2

March 29, 2011

SECURITIES & EXCHANGE COMMISSION

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto entitled “PLDT to invest in Digitel”.

Very truly yours,

/s/ Ma Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 2

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  March 29, 2011

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Exhibit 2

11. Item 9 – Other Events

Attached hereto is a press release entitled “PLDT to invest in Digitel”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: March 29, 2011

Exhibit 2

PLDT Press release

PLDT TO INVEST IN DIGITEL

JG Summit to exchange stake in Digitel for new PLDT shares

at an issue price of P2,500 per share

•         Transaction to have an equity value of P74.1 billion

•         Consumers to benefit from wider and complementary array of products and improved quality of service

•         Paired networks to accelerate continued expansion of broadband rollout and other next-generation technologies in both fixed and wireless space

MANILA, Philippines : 29th March 2011 - Philippine Long Distance Telephone Company (“PLDT”) (NYSE: PLDT) (PSE: TEL) and JG Summit Holdings, Inc (“JGS”) (PSE:JGS) announced that at meetings held earlier today, their respective Boards of Directors approved the acquisition by PLDT of JGS’s and certain other parties’ ownership interest in Digital Telecommunications Philippines, Inc. (“Digitel”) (PSE:DGTL), comprising (i) 3,277,135,882 common shares in Digitel, representing a 51.55% equity stake; (ii) zero-coupon convertible bonds issued by Digitel and its subsidiaries to the JGS Group which are assumed to be convertible into approximately 18.6 billion shares of Digitel by 30 June 2011; and (iii) intercompany advances of P34.1 billion made by the JGS Group and certain of such parties to Digitel and its subsidiaries (the “Assets”). Digitel is the 100% owner of Digitel Mobile Philippines, Inc., which owns the brand Sun Cellular.

The agreed consideration for the Assets is P69.2 billion which will be settled by the issuance of one (1) new PLDT share for every P2,500 consideration payable for the Assets. PLDT will engage an independent financial advisor to review the transaction and render a fairness opinion on the transaction and the consideration payable by PLDT.

PLDT will announce later its intention to conduct a tender offer, being a mandatory tender offer for all the remaining Digitel shares held by the public shareholders of Digitel (who hold, in aggregate, approximately 48.45% of the issued common stock of Digitel) to purchase their Digitel shares of common stock. Under the tender offer, it is anticipated that PLDT will offer to purchase Digitel shares at the price of P1.60 per Digitel share, which will be paid in the form of either PLDT shares issued at P2,500 per share or cash, at the option of the Digitel shareholder. The contemplated tender offer price will be equivalent to the fully diluted price per share of Digitel, assuming full conversion of the convertible bonds. Should all minority shareholders of Digitel accept the offer by PLDT, PLDT will issue a total of 29.65 million new PLDT shares for the acquisition of the Assets and of the remaining Digitel Shares held by the minority shareholders under the tender offer, representing approximately 13.7% of the enlarged issued share capital of PLDT on a fully diluted basis.

Assuming full acceptance by the minorities of Digitel, the total transaction consideration would be P74.1 billion.

PLDT will seek the requisite shareholder approval for the issuance of the new common shares as payment for the purchase price of the Assets, and regulatory approvals for the transaction. The completion of the transaction will require the following regulatory approvals:

Exhibit 2

(i) the approval by the National Telecommunications Commission (“NTC”) of PLDT’s acquisition of the Digitel shares; (ii) the approval by the Securities and Exchange Commission (“SEC”) of the valuation of the Assets; (iii) the approval by the Philippine Stock Exchange (“PSE”) of the block sale of the Digitel shares; and (iv) the confirmation by the SEC that the issuance of the PLDT common shares to JGS is exempt from the registration requirement of the Securities Regulations Code. The issuance of the PLDT shares as payment for the purchase price of the Assets also requires the approval of the shareholders of PLDT. The sale of the Digitel shares is subject to the consent of certain creditors of Digitel and Digitel Mobile Philippines, Inc.

A representative of JGS is expected to join the Board of Directors of PLDT.

This transaction is intended to be completed by the end of the second quarter of 2011.

PLDT’s investment in Digitel is expected to achieve substantial benefits for the consumers, the general public and the shareholders of PLDT and JGS. It will leverage the combined expertise of the PLDT Group and Digitel to create a more capable telecommunications company which will be better-positioned to provide higher quality and even more affordable services to fixed line, wireless, and broadband subscribers addressing a wide range of consumer demand – from voice to SMS to data and Internet and video services.

PLDT intends to keep the mobile operations of Digitel separate and intact, and to maintain and capitalize on Sun Cellular’s operations and significant brand equity to continue serving specific segments of the market, especially those who prefer “unlimited” type of services.

Digitel’s fixed line operations can complement those of PLDT’s in terms of both geographic and population reach, while adding approximately 450,000 subscribers to PLDT’s current base of 1.8 million subscribers. PLDT can quickly provide enhanced broadband services in Digitel’s service areas. Digitel’s subscribers are also expected to benefit from PLDT’s extensive infrastructure, particularly its nationwide fiber optic network and its international cable and satellite facilities.

PLDT will also make available to Sun subscribers its wide range of service offerings particularly in terms of 3G and broadband. Over the last few years, PLDT’s wireless subsidiary, Smart Communications, Inc., has been steadily advancing its Internet for all advocacy and making mobile broadband more affordable and widely available so that all Filipinos may benefit from it. Mobile broadband networks can generate economic activity as they enable fast-developing, technology-driven ecosystems.

PLDT envisages significant cost efficiencies from the transaction via capex optimization, co-location of base stations, consolidation of overlapping technical systems, implementation of shared services, bulk purchasing of network equipment, communication devices and other materials and elimination of other duplicated costs. Improved network utilization and service quality can also be achieved through complementary technologies and greater network density.

“When we announced PLDT’s 2010 results a month ago, I underscored then the need to undertake major changes in the face of the changing dynamics of the telecom industry, including the anticipated explosion in the demand for data services. In this regard, we are

Exhibit 2

pleased to deliver a transaction that addresses that need. Though this initiative alters the country’s telecom landscape, we expect competition within the industry to remain very robust given that other operators, including new entrants, are formidable and well-funded. And as I have alluded to in previous statements, we face growing competition not just from other telcos but also from the so-called “over the top” or OTT service providers that offer social networking, instant messaging and VoIP services. In the face of muted revenue growth and elevated capex requirements, this transaction provides a solution that not only addresses those concerns but also benefits consumers and improves the country’s broadband infrastructure while enhancing shareholder value”, said Manuel V. Pangilinan, Chairman of PLDT.

“In making this decision, JG Summit went through a rigorous review of its strategic options and concluded that PLDT is the best partner for all our stakeholders - Digitel subscribers should reap benefits from PLDT’s sizeable infrastructure and leading-edge platforms. The transaction should also bring significant value to JG Summit’s shareholders without relinquishing our participation in the Philippine telecommunications industry”, stated James Go, JGS Chairman and CEO.

ING Bank N.V. acted as financial advisor, and SyCip Salazar Hernandez & Gatmaitan as legal advisor to PLDT while Romulo, Mabanta, Buenaventura, Sayoc and de los Angeles acted as legal advisor to JGS.

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless, and information and communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line and cellular networks.

About Digitel

Established in 1987, Digitel is one of the major providers of wireline communication systems in Luzon. In 2003, Digitel entered the wireless communications business through the Sun Cellular brand and has since then been recognized as one of the fastest-growing wireless communications providers in the country, with 14 million wireless subscribers as of the end of 2010. Through Sun Cellular, Digitel is able to expand its portfolio of telecommunications services to include wireless voice and internet together with its array of fixed-line telephony products. Digitel is listed on the Philippine Stock Exchange and is a subsidiary of JGS.

About JGS

JGS is the listed holding company of the Gokongwei family, one of the country’s foremost business groups. JGS has a diversified portfolio of businesses spanning aviation, banking, consumer goods manufacturing, petrochemicals, real estate, and telecommunications. It is a member of the Philippine Composite Index, and has a market capitalization of P166.5 billion as of 28 March 2011.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: March 29, 2011